EXHIBIT 99(d)
                               [LETTERHEAD]

                         ___________________, 1996


Dear Shareholder:

You are invited to attend a Special Meeting of Shareholders of State Savings Bancorp, Inc. at ____ p.m. on ______________, 1996, at the main office of State Savings Bank of Caro, 240 North State Street, Caro, Michigan, to vote on an Agreement and Plan of Merger under which SSBI would be merged into Chemical Financial Corporation.

Complete details of the proposed merger are set forth in the enclosed materials. We urge you to read these materials carefully so that you may be fully informed about the proposed merger.

If the Merger is consummated, each share of SSBI Common Stock outstanding immediately prior to the effective time of the Merger will be converted into 5 validly issued, fully paid, and nonassessable shares of Chemical
Common Stock (the "Exchange Rate"), subject to payment in cash for fractional shares and adjustment under certain circumstances (as set forth in the Plan of Merger). The Exchange Rate will be reduced proportionately if and to the extent that SSBI's "Adjusted Shareholders' Equity" (as defined in the Plan of Merger) is less than $9,300,000 as of a date not more than one month before the closing of the transactions contemplated by the Plan of Merger to be specified by either Chemical or SSBI. The Exchange Rate is also subject to upward or downward adjustment upon the occurrence of certain events specified in the Plan of Merger.

The Plan of Merger must be adopted by the holders of two-thirds of the outstanding shares of SSBI, and is contingent upon regulatory approvals and certain other conditions.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. Please send in your Proxy even if you intend to be present at the meeting in person. You may revoke your Proxy at or prior to the meeting if you wish to vote in person.

The Board of Directors of SSBI has given full and careful consideration to the proposed merger, has concluded that it is in the best interests of SSBI and its shareholders and has voted unanimously to adopt the Plan of Merger.









YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE PLAN OF MERGER.


Sincerely,



/S/ F. DOUGLAS CAMPBELL
F. Douglas Campbell
President


         PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.